UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Shell to deliver more value with less emissions

Shell to deliver more value with less emissions

  Enhanced focus on performance, discipline and simplification
  Shareholder distributions increased to 30-40% of cash flow from operations (CFFO) through the cycle
    15% increase in dividend per share effective Q2 2023*
    Share buybacks of at least $5 billion for the second half of 2023*
  Capital spending reduced to $22-25 billion per year for 2024 and 2025
  Annual operating cost structurally reduced by $2-3 billion by end 2025
  Reiterated commitment to climate targets, including net-zero emissions by 2050

*Subject to Board approval at the time

NEW YORK, NY, June 14, 2023 – Shell plc (LON/NYSE: SHEL) will today update investors on its strategy to create more value with less emissions, and deliver increased shareholder returns through a balanced energy transition.

“We are investing to provide the secure energy customers need today and for a long time to come, while transforming Shell to win in a low-carbon future. Performance, discipline, and simplification will be our guiding principles as we allocate capital to enhance shareholder distributions, while enabling the energy transition,” said Shell Chief Executive Officer, Wael Sawan.

Today’s update reflects Shell’s balanced approach as it operationalises its Powering Progress strategy.

More value

An enhanced focus on performance and stronger capital and cost discipline will underpin higher shareholder distributions of 30-40% of CFFO through the cycle, compared with 20-30% previously, through a combination of dividends and share buybacks. Shell will raise the dividend per share by an expected 15%, effective from the second quarter 2023 interim dividend, payable in September, and commence share buybacks of at least $5 billion for the second half of 2023, subject to Board approval.

Shell will continue to invest in providing secure supplies of energy, while actively working to reduce carbon emissions. Today, Shell also confirms it will:

  Grow its leading Integrated Gas business and maintain leadership in the global liquefied natural gas (LNG) market.
  Extend its advantaged position in Upstream to achieve cash flow longevity by stabilising liquids production to 2030.
  Leverage its brand, customer relationships, and trading strengths to optimise the value from investments it has made in Downstream and Renewables & Energy Solutions, while helping customers across the transport and industry sectors to decarbonise. Shell will:
    Strengthen the performance of its Marketing business, while building leading positions in low-carbon fuels and electric vehicle charging.
    Invest in hydrogen and carbon capture and storage (CCS) in a disciplined manner to create options for the future.
    Repurpose its Energy and Chemicals Parks footprint to offer more low-carbon solutions to its customers while undertaking a strategic review of its Energy and Chemicals Park assets on Bukom and Jurong Island in Singapore, and further high-grading its European footprint.
    Selectively invest in Power, focusing on markets where its trading activities and customer reach can help to deliver higher returns, while also using the access to green electrons to enable growth in low-carbon energy solutions.

Less emissions

Shell is making good progress towards its target to become a net-zero emissions energy business by 2050, by reducing emissions from its operations, and from the fuels and other energy products it sells to customers. Shell will continue to make progress by:

  Aiming to achieve near-zero methane emissions by 2030 and to eliminate routine flaring from its Upstream operations by 2025, moving faster than the World Bank’s Zero Routine Flaring 2030 initiative.
  Planning to invest $10-15 billion across 2023 to 2025 to support the development of low-carbon energy solutions including biofuels, hydrogen, electric vehicle charging and CCS.

“We need to continue to create profitable business models that can be scaled at pace to truly impact the decarbonisation of the global energy system. We will invest in the models that work – those with the highest returns that play to our strengths,” said Sawan.

Notes to editors

  For further information and access to the webcast of Shell’s Capital Markets Day 2023 presentation starting at 13:30 BST (8:30 EDT, 14:30 CET) visit the investor page of our website.
  Shell’s low carbon fuels business includes its 44% interest in the raízen joint venture.
  Share buyback programmes for the second half of 2023 will be announced at the Q2 and Q3 results announcements and are expected to be completed by the Q4 2023 results announcement.

Cautionary Note

The companies in which Shell plc directly and indirectly owns investments are separate legal entities. In this announcement “Shell”, “Shell Group” and “Group” are sometimes used for convenience where references are made to Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. “Subsidiaries“, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to entities over which Shell plc either directly or indirectly has control. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations”, respectively. “Joint ventures” and “joint operations” are collectively referred to as “joint arrangements”.  Entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.

Forward-Looking Statements

This announcement contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, “milestones”, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, judicial, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact of pandemics, such as the COVID-19 (coronavirus) outbreak; and (n) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Shell plc’s Form 20-F for the year ended December 31, 2022 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader.  Each forward-looking statement speaks only as of the date of this announcement, June 14, 2023. Neither Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.

Shell’s Net Carbon Intensity

Also, in this announcement we may refer to Shell’s “Net Carbon Intensity”, which includes Shell’s carbon emissions from the production of our energy products, our suppliers’ carbon emissions in supplying energy for that production and our customers’ carbon emissions associated with their use of the energy products we sell. Shell only controls its own emissions. The use of the term Shell’s “Net Carbon Intensity” is for convenience only and not intended to suggest these emissions are those of Shell plc or its subsidiaries.

Shell’s Net-Zero Emissions Target

Shell’s operating plan, outlook and budgets are forecasted for a ten-year period and are updated every year. They reflect the current economic environment and what we can reasonably expect to see over the next ten years. Accordingly, they reflect our Scope 1, Scope 2 and Net Carbon Intensity (NCI) targets over the next ten years.  However, Shell’s operating plans cannot reflect our 2050 net-zero emissions target and 2035 NCI target, as these targets are currently outside our planning period. In the future, as society moves towards net-zero emissions, we expect Shell’s operating plans to reflect this movement. However, if society is not net zero in 2050, as of today, there would be significant risk that Shell may not meet this target.

Forward-Looking Non-GAAP measures

This announcement may contain certain forward-looking non-GAAP measures such as cash capital expenditure and divestments. We are unable to provide a reconciliation of these forward-looking non-GAAP measures to the most comparable GAAP financial measures because certain information needed to reconcile those non-GAAP measures to the most comparable GAAP financial measures is dependent on future events some of which are outside the control of Shell, such as oil and gas prices, interest rates and exchange rates. Moreover, estimating such GAAP measures with the required precision necessary to provide a meaningful reconciliation is extremely difficult and could not be accomplished without unreasonable effort. Non-GAAP measures in respect of future periods which cannot be reconciled to the most comparable GAAP financial measure are calculated in a manner which is consistent with the accounting policies applied in Shell plc’s consolidated financial statements.

The contents of websites referred to in this announcement do not form part of this announcement.

We may have used certain terms, such as resources, in this announcement that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.

This announcement contains inside information.

Contacts:

- Caroline J.M. Omloo, Company Secretary

- Media: International +44 (0) 207 934 5550; USA +1 832 337 4355

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Inside Information

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc and Shell International Finance B.V. (Registration Numbers 333-254137 and 333-254137-01); and

(b)	the Registration Statements on Form S-8 of Shell plc (Registration Numbers 333-262396 and 333-272192).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: June 14, 2023	/s/ Caroline Omloo
Caroline Omloo
Company Secretary